EDGAR Submission Header Summary

Submission Type	**11-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**12/31/10**
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

11-K	**form11-k.htm**
	CHCO Form 11-K for year ended 12-31-2010
EX-23.1	**ex23-1.htm**
	Exhibit 23.1, Consent of Dixon Hughes
EX-23.2	**ex23-2.htm**
	Exhibit 23.2, Consent of Gibbons & Kawash
11-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 11-K and exhibits for year ended 12-31-2010

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2010

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company

We have audited the accompanying statement of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we not engaged to, perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Charleston, WV

June 29, 2011

1

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statement of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2009. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we not engaged to, perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Gibbons & Kawash
Charleston, WV

June 29, 2010

2

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

| | December 31 | |
	2010	2009
Assets		
Investments at fair value:		
Mutual funds	**$16,053,601**	$ 13,473,880
Common stock of City Holding Company	**11,420,456**	10,331,219
Collective investment fund	**7,085,761**	7,353,222
	34,559,818	31,158,321
Notes receivable from participants	**1,695,823**	1,526,008
Net assets available for benefits	**$36,255,641**	$ 32,684,329

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions	**2010**
Investment income:	
Interest and dividends	$ 429,656
Interest income on notes receivable from participants	85,244
Contributions:	
Contributions from employer	633,101
Contributions from participants	1,754,110
	2,387,211
Net appreciation in fair value of investments	3,254,771
Total additions	6,156,882
Deductions	
Benefits paid to participants	2,565,020
Administrative expenses	20,550
Total deductions	2,585,570
Net increase	3,571,312
Net assets available for benefits:	
Beginning of year	32,684,329
End of year	$36,255,641

The accompanying notes are an integral part of these financial statements.

4

CITY HOLDING COMPANY 401(K) PLAN AND TRUST

Notes to Financial Statements

Note 1. Description of Plan

The following description of the City Holding Company 401(k) Plan and Trust (the "Plan") provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

General – The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts – Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings (losses), and charged with benefit payments and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options – Participants direct the investment of their accounts into various investment options offered by the Plan.

Contributions – Participants may elect to contribute, on a pre-tax salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $83,000 and $157,000 in 2010 and 2009, respectively, of participant account balances rolled-over from previous employers' qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant's account in the Plan sponsor stock.

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Vesting – Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2010, notes receivable from participants bore interest at rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through semi-monthly payroll deductions.

5

Payment of Benefits – Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Significant Accounting Policies

Basis of Accounting – The accounting records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price.

Investments in mutual funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2010 and 2009.

Investments in fully benefit-responsive investment contracts, which are required to be reported at fair value, are carried at contract value, which the Plan has determined approximates at fair value. The Plan invests in investment contracts through a trust in the Federated Capital Preservation Fund.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded upon distribution.

6

Administrative Expenses – The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees. Expenses relating to specific participant transactions (participant loans) are charged directly to the participant's account.

Reclassifications – Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board ("FASB") authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this standard required the reclassification of participant loans from investments to notes receivable from participants on the statement of net assets available for benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits.

Note 3. Investments

The following table presents investments that represent 5% or more of the Plan's net assets at December 31:

		2010	2009
*	City Holding Company common stock	$ 11,420,456	$ 10,331,219
**	Federated Capital Preservation Fund	7,085,761	7,353,222
	American Funds American Balanced Fund	4,604,437	3,860,051

*	Party-in-interest
**	The fund's investment strategy is the stability of principal and high current income,
	and the fund invests in guaranteed and synthetic investment contracts. The fund's
	trust agreement provides that withdrawals for purposes other than normal benefit
	payments, participant loans, direct transfers or paying trustee fees may require
	advance notice of up to twelve months. There are no unfunded commitments.

7

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$ 1,829,441
Collective investment fund	200,583
Common stock	1,224,747
Total	$ 3,254,771

Note 4. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Collective investment fund. The collective investment fund is reported at fair value utilizing Level 2 inputs, determined by the net asset value per share of the underlying assets in such funds.

Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.

The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2010				
Mutual funds:				
Growth funds	$ 9,175,467	$ 9,175,467	$ -	$ -
Balanced funds	4,604,437	4,604,437	-	-
Fixed income funds	1,827,868	1,827,868	-	-
Retirement funds	445,829	445,829	-	-
Total mutual funds	16,053,601	16,053,601	-	-
Common stock of City Holding Company	11,420,456	11,420,456	-	-
Collective investment fund:				
Capital preservation fund	7,085,761	-	7,085,761	-

9

	Total	Level 1	Level 2	Level 3
December 31, 2009				
Mutual funds:				
Growth funds	$ 7,856,985	$ 7,856,985	$ -	$ -
Balanced funds	3,860,051	3,860,051	-	-
Fixed income funds	1,529,795	1,529,795	-	-
Retirement funds	227,049	227,049	-	-
Total mutual funds	13,473,880	13,473,880	-	-
Common stock of City Holding				
Company	10,331,219	10,331,219	-	-
Collective investment fund:				
Capital preservation fund	7,353,222	-	7,353,222	-

Note 5. Exempt Party-In-Interest Transactions

At December 31, 2010 and 2009, the Plan held 315,221 and 319,753 shares, respectively, of the Company's common stock. During the year ended December 31, 2010, the Plan recorded dividend income of $429,646.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.

Note 6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 25, 2011, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.

In line with accounting principles generally accepted in the Unites States of America, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

10

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

11

City Holding Company
401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
	Investments in mutual funds:				
	Federated Capital Appreciation Fund	89,345	Units	**	$ 1,699,337
	Federated Kaufmann Fund	297,296	Units	**	1,632,156
	Federated Intercontinental Fund A	2,072	Units	**	103,370
	Federated Short-Term Income Fund	102,391	Units	**	879,540
	Federated Max-Cap Index Fund	72,521	Units	**	936,966
	Federated Stock Trust Fund	24,799	Units	**	556,490
	Federated Total Return Bond Fund	85,052	Units	**	948,328
	American Funds American Balanced Fund	257,087	Units	**	4,604,437
	American Funds EuroPacific Growth Fund	35,890	Units	**	1,459,994
	American Funds Washington Mutual Investor Fund	12,405	Units	**	336,414
	American Funds AMCAP Fund	50,639	Units	**	948,971
	Baron Small Cap Fund	63,153	Units	**	1,501,769
	T. Rowe Price Retirement 2020 Fund	7,495	Units	**	121,797
	T. Rowe Price Retirement 2030 Fund	13,085	Units	**	223,752
	T. Rowe Price Retirement 2040 Fund	5,813	Units	**	100,280
					16,053,601
	Common stock:				
*	City Holding Company common stock	315,221	Shares	**	11,420,456
	Investments in collective investment fund:				
	Federated Capital Preservation Fund	708,576	Units	**	7,085,761
***	Participant loans	Interest at 4.25%-9.25%,			
		maturing through			
		May 2018		-	1,695,823
	Total				$ 36,255,641

* Indicates a party-in-interest to the Plan.
** Cost information omitted for participant-directed investments
*** The accompanying financial statements classify participant loans as notes receivable from participants.

12

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 29, 2011

13

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration No. 33-62738 on Form S-8 of our report dated June 29, 2011, with respect to the financial statements and schedule of City Holding Company 401(k) Plan and Trust included in this Annual Report on Form 11-K for the year ended December 31, 2010.

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia
June 29, 2011

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 11-K of City Holding Company 401(k) Plan and Trust for the year ended December 31, 2010, of our report dated June 29, 2010, including its Registration Statement on Form S-8 (File No. 33-62738) dated June 29, 2010, relating to the financial statements and supplemental schedule.

/s/ Gibbons & Kawash

Charleston, West Virginia
June 29, 2011